February 10, 2009

Ruairi Regan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	Trans-India Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 30, 2009
File No. 1-33127

Dear Mr. Regan:

On behalf of Trans-India Acquisition Corp., a Delaware corporation (“Trans-India” or the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A for the Company (the “Amended Proxy”).

The Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Bobba Venkatadri, dated February 6, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended Proxy. The references to page numbers in the headings are to the original Preliminary Proxy Statement on Schedule 14A (the “Original Proxy”).

We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of the Amended Proxy marked to show changes from the Original Proxy as initially filed.

General, page 1

1.	It appears from your document that you are not proceeding with the proxy solicitations contemplated by your filings on November 12, 2008 and January 6, 2009. Please confirm.

Trans-India confirms that it is not proceeding with the proxy solicitations contemplated by its filings on November 12, 2008 and January 6, 2009.

2.	Please respond to the comments in our continent letters dated December 9, 2008 and January 14, 2009 that are applicable to this filing or to your Exchange Act reports. As examples, and not a complete list, of applicable comments from those letters, please see comments 13, 34, 64, 81, 86 and 87 in the December 9, 2008 letter and comments 17, 25 and 32 in the January 14, 2009 letter.

Trans-India believes it has responded to the Staff’s prior comments in its comment letters issued in connection with the prior proxy statements. With respect to the specific comments referenced:

December 9, 2008 Letter

Comment #13: Please quantify the amount of the potential claims mentioned in the penultimate sentence of the second bullet point.

Trans-India has added the following sentence to the disclosure to the Amended Proxy:

“As of the date of this proxy statement, we believe we may have a deficiency of approximately $25,000 in the funds held outside of the trust account to pay all vendors or service providers that are owed money by us for services rendered or products sold to us. We expect to either negotiate with our vendors and service providers to eliminate this deficiency or to have the indemnifying persons pay such vendors and service providers on behalf of Trans-India.”

Comment #34: Please tell us how the September 16, 2008 letter of intent satisfies the 18-month deadline described in your IPO prospectus.

Trans-India’s IPO prospectus states:

“A business combination must occur within 18 months after the consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle, or definitive agreement relating to a prospective business combination was entered into prior to the end of the 18-month period).”

On July 14, 2008, Trans-India entered into a letter of intent with a communications technology company. However, on September 16, 2008, the Trans-India board of directors made a decision to suspend any further negotiations with this target company. Nevertheless, the July 14, 2008 letter of intent had the effect of extending the 18-month deadline to 24-months.

Comment #64: Please provide us your analysis of whether you are subject to the Investment Company Act of 1940. We note in particular your disclosure that your money market fund investments meet only “certain” Rule 2a-7 conditions.

Trans-India acknowledges the Staff’s comment and hereby agrees to make the following changes required by the above comment in connection with any future filings with the Commission.

First, Trans-India will revise the disclosure to make clear that the net proceeds of Trans-India’s IPO held in a trust account have been invested in Government securities as that term is defined in the Investment Company Act of 1940 (the “1940 Act”). Specifically, the net proceeds at various times have been invested only in debt instruments issued by the United States Treasury and/or mortgage-backed securities issued by the Federal National Mortgage Association, Federal Home Loan Banks and Federal Home Loan Mortgage Corporation.

Second, Trans-India will remove the reference in the disclosure to Rule 2a-7 under the 1940 Act. The reference to Rule 2a-7 is present for the purpose of defining Government securities. The qualifying language in the existing disclosure was included because Rule 2a-7 is extremely broad in scope and covers a variety of concerns applicable to money market funds. The definition of Government securities set forth in Rule 2a-7 references the definition of Government securities set forth in the 1940 Act itself, and there is no variation between the two definitions. Since Trans-India is not a money market fund and Rule 2a-7 by its terms is applicable to money market funds, Trans-India believes it is better disclosure to reference the identical definition of Government securities set forth in the 1940 Act and delete the reference to Rule 2a-7.

Trans-India hereby undertakes to revise the disclosure in any future filings as follows:

“The net proceeds of Trans-India’s IPO held in a trust account have been invested in United States government securities as that term is defined under the Investment Company Act of 1940.”

We believe that the foregoing discussion addresses the Staff’s comment but in the interest of a full response to the specific request set forth in your comment the registrant hereafter analyzes its status under the 1940 Act. Trans-India submits that it does not meet the definition of “investment company” set forth in Section 3(a)(1) of the 1940 Act.

Section 3(a)(1) of the 1940 Act defines an “investment company” as “… any issuer which--

A.	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

B.	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

C.	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis….”

Trans-India does not hold itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting, or trading in securities as contemplated by subpart A of the definition.

Trans-India is not engaged nor does it propose to engage in the business of issuing face-amount certificates of the installment type; nor has it been engaged in such business or have any such certificate outstanding as contemplated by subpart B.

Trans-India submits that Subpart C of the definition is the relevant provision governing its status under the 1940 Act. Unlike Subpart A, it includes within its scope issuers that merely own or hold securities, as opposed to issuers investing, reinvesting and trading in securities. Subpart C has two elements, each of which must be satisfied for an issuer to be captured by its terms, namely that the issuer (i) “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) “owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Trans-India assumes without conceding the point that it satisfies the first element of the definition to the extent that a material portion of its net assets (like those of all SPACs) are invested in securities. The term “securities” is defined in Section 2(a)(36) of the 1940 Act as “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

However, in order to be captured by the Section 3(a)(1)(C) definition, Trans-India must also satisfy the second element of the definition; that is, it must own or propose to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Trans-India fails the second element of the Section 3(a)(1(C) definition of investment company because it has never owned any investment securities. It has invested the proceeds of its IPO (other than overnight excess cash) only in Government securities. Government securities are specifically excluded from the definition of investment securities. The term “investment securities” is defined in Section 3(a)(2) as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).” (emphasis added)

Under a literal reading of Section 3(a)(2), all securities are investment securities except to the extent specifically excluded from the definition. The term “Government securities” is defined in Section 2(a)(16) as “any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.” The Staff has taken the position that the first clause of the definition of Government securities includes direct obligations of the United States, including Cash Management Bills, Treasury Bills, Notes and Bonds, and those Treasury securities designated by the Treasury as eligible to participate in the STRIPS program, and that the second clause refers to securities issued by entities that are supervised by and are an instrumentality of the government of the United States, such as the Federal Home Loan Mortgage Association and the Federal National Mortgage Association. See, e.g., ACM Government Spectrum Fund, SEC No-Action Letter (Dec. 15, 1988). Trans-India has consistently invested the net proceeds of its IPO (other than cash items) in direct obligations of the United States and in securities issued by entities that are supervised by and are an instrumentality of the government of the United States, and therefore we respectfully submit that Trans-India fails the second element of the Section 3(a)(1)(C) definition of investment company.

Comment #81: Please identify the individuals who beneficially own the shares held in the name of entities included in the tables.

With respect to entities associated with Trans-India’s initial stockholders or management, the footnotes to the tables in the Original Proxy identified the individuals who beneficially owned the shares held in the name of the entities included in the tables. With respect to entities with no relationship to Trans-India, this disclosure, however, is limited to the information contained in the Form 13G’s filed by the entities included in the beneficial ownership tables. We respectfully submit that such distinction is permitted by Instruction 3 to Item 401 of Regulation S-K.

Comment #86: Please tell us why common shares subject to conversion are included in your EPS calculations. Cite any authoritative literature upon which you are relying.

Trans-India acknowledges the Staff’s comment and hereby agrees to make the changes required by the above comment in connection with any future filings with the Commission that require the inclusion of financial statements.

Comment #87: We note that the common stock subject to conversion increased $232,684 in the six months ended June 30, 2008. Please revise your footnotes to disclose how this amount is calculated and the reasons for the increase.

Trans-India acknowledges the Staff’s comment and hereby agrees to make the changes required by the above comment in connection with any future filings with the Commission that require the inclusion of financial statements.

January 14, 2009 Letter

Comment #17: Please clarify whether the affiliates’ indemnification obligation includes the obligation to indemnify the trust for fees or damages Trans-India must pay related to the termination of the business combination and for liabilities under the federal securities laws.

Trans-India has revised the Amended Proxy to add the following disclosure:

“Trans-India advises its stockholders that no termination fees are payable in connection with the recent mutual termination of its share exchange agreement with Solar Semiconductor, Ltd. In addition, as the Solar shareholders expressly waived their rights to the trust account in the share exchange agreement, and since the Solar shareholders would not be considered to be vendors or service providers, the indemnifying persons would not have any indemnification obligations with respect to any fees or damages that Trans-India may be required to pay related to the termination of the business combination. Furthermore, the indemnifying persons have not agreed to and do not have any indemnification obligations for liabilities under the federal securities laws.”

Comment #25: Refer to the third paragraph on page 19. With a view toward clarified disclosure, please tell us the amount that the $7.97 would be reduced based on claims and expenses to date. Also clarify the extent to which those claims and expenses are covered by indemnification obligations.

Trans-India advises the Staff that it believes the $7.97 would not be reduced based on claims and expenses to date, as, based on the information currently known to management, the potential claims and expenses are so immaterial as to not change the payment amount by $.01 per share (it is approximately $25,000 – or $0.002 per share). Further, to the extent that the approximately $25,000 in expenses is payable, Trans-India believes such expenses are covered by the indemnification obligations of the indemnifying persons.

Comment #32: Please reconcile the reference in the second paragraph to 2,700,000 shares with the table on page 28.

Trans-India advises the Staff that the 2,700,000 shares is held by Trans-India’s initial stockholders, which includes not only Trans-India’s officer and directors, but also includes other pre-IPO stockholders.

3.	Please provide the financial information required by Schedule 14A Item 14.

Trans-India has added the financial information required by Schedule 14A Item 14.

How much will I be entitled to receive, page 7

4.	Please demonstrate that your calculation of $7.97 per share is consistent with the, disclosure in your IPO prospectus regarding the amount to be received by the public shareholders upon liquidation. Show us your calculations, including, how the calculations are reconcilable to your publicly filed financial statements. In this regard:

•	Please demonstrate that your calculation of the amount to be distributed per share reflects the entirety of the IPO and private offering proceeds as mentioned on page 4 and elsewhere.

•

We note your disclosure on page 13 that you intend franchise tax refunds to be used to satisfy claims against the company and not returned to the holders of stock sold in your IPO. Please tell us how that use of the refund is consistent with the disclosure in your IPO prospectus.

•

We note your disclosure on page 13 that you intend income tax refunds to be used to distributed to all common stockholders, not just holders of stock sold in your IPO. Please tell us how that use of the refund is consistent with the disclosure in your IPO prospectus.

•	Please tell us how the treatment of recovered assets as mentioned in section 5 on page A-2 is consistent with the disclosure in your IPO prospectus.

•	Please tell us how the distributions to your non-public stockholders as mentioned in section 9 on page A-3 is consistent with the disclosure in your IPO prospectus.

•	Please disclose who will receive any balance of the $194,600 mentioned on page 2.

Response to Bullet 1: The following table shows the total funds held in the trust account through December 31, 2008 and total liquidation value due to public shareholders:

Net proceeds from Trans-India’s IPO and private placements placed in trust	$86,250,004
Deferred underwriters’ discounts and expenses placed in trust	3,680,000
Total interest earned to date (1)	5,681,467
Less total interest disbursed to us for working capital through December 31, 2008	2,300,000
Less total taxes paid through December 31, 2008	1,635,500

Total funds held in trust account at December 31, 2008	$91,675,971

Total number of liquidation shares	11,500,000

Trust account amount per liquidation share as of December 31, 2008	$7.97

(1)	Trans-India advises the Staff that from December 31, 2008 until the expected meeting date of March 10, 2009, it does not believe that sufficient interest will be earned on the trust account to change the $7.97 per share calculation.

Response to Bullet 2: Trans-India advises the Staff that it has reviewed its franchise tax status and that it believes that it will not be entitled to any franchise tax refunds. As such, it has removed the discussion of any refunds, as it is no longer applicable.

Response to Bullet 3 (emphasis added): Trans-India has revised the disclosure to clarify that any distributions of income tax refunds will be distributed pro rata to the company’s common stockholders, other than the initial stockholders with respect to any shares held prior to the Company’s IPO (including the shares purchased in the private placement immediately prior to the IPO). Trans-India believes that this is in compliance with its IPO prospectus.

Response to Bullet 4 (emphasis added): Trans-India has revised the disclosure to clarify that any distributions from recovered assets of the company will be distributed pro rata to the company’s common stockholders, other than the initial stockholders with respect to any shares held prior to the Company’s IPO (including the shares purchased in the private placement immediately prior to the IPO). Trans-India believes that this is in compliance with its IPO prospectus.

Response to Bullet 5 (emphasis added): Trans-India has revised the disclosure to clarify that any distributions under section 9 shall be made “exclusively to the stockholders of the Company, other than the initial stockholders with respect to any shares held prior to the Company’s IPO (including the shares purchased in the private placement immediately prior to the IPO), pro rata in accordance with the respective number of IPO Shares then held of record by the such stockholders.” Trans-India believes that this is in compliance with its IPO prospectus.

Response to Bullet 6: Trans-India advises the Staff that it does not believe any of the $194,600 mentioned will remain in the company. As disclosed above, Trans-India expects to incur an approximately $25,000 deficiency.

The Company’s Board of Directors may delay, page 12

5.	Please demonstrate to us that the Board’s reservation of rights described in this section and in section 10 on page A-3 is consistent with your Certificate of Incorporation.

Trans-India has added disclosure to section 10 of the Amended Proxy to state that any modifications or amendments of the plan must not “conflict with the Board of Directors obligations pursuant to the Company’s certificate of incorporation.”

The Dissolution and Plan of Liquidation Proposal, page 13

6.	With a view toward disclosure, please tell us how shareholder approval of the plan of liquidation is designed to comply with federal income tax laws as mentioned in the letter to your stockholders.

Trans-India has revised the Amended Proxy to disclose the plan of liquidation has been designed to comply with federal income tax laws, and to remove the linkage of the shareholder approval being required under such laws.

7.	Please disclose how your operations resulted in this proposal, including your attempts to meet the acquisition deadline in your Certificate of Incorporation, the current status of the acquisition agreement, and any termination or related fees owed.

Trans-India has revised the Amended Proxy to add the following disclosure:

“Reason for Dissolution and Plan of Liquidation. Under the Company’s certificate of incorporation, the Company had until February 14, 2009 to complete a business combination. On January 21, 2009, the Company announced and it and the shareholders of Solar Semiconductor Ltd. mutually agreed, effective January 20, 2009, to terminate the share exchange agreement dated October 24, 2008, pursuant to which the Company was to have acquired at least 80% of Solar Semiconductor Ltd. After the termination, the Company’s board of directors determined that the company would not be able to consummate the business combination by its February 14, 2009 deadline, and that it was advisable that the Company be dissolved. In connection with the termination of the share exchange agreement, no termination fees are payable by Trans-India.”

8.	Refer to section 10 on page A-3. Please tell us the extent that you believe you could amend or modify the plan without additional stockholder approval.

Trans-India advises the Staff that it could only amend or modify the plan if such amendment was permitted require additional stockholder approval under the DGCL and/or the federal securities laws without complying with such laws. Trans-India believes that any amendment or modification that would be material to its stockholders would not be permitted without additional stockholder approval.

Contingency Reserve, page 14

9.	Please clarify what you mean in the first paragraph regarding establishing a reserve consisting of “indemnification obligations.” Does this mean that you will be reserving funds from the trust? If so, will only the holders of shares sold in your IPO be entitled to a distribution from that reserve after the board determines that it is not needed? Also, what about the “nature of the Company’s limited assets and liabilities” leads you conclude that the distributions will not be made?

Trans-India has revised the disclosure as follows:

“Contingency Reserve. The Company generally is required, in connection with its dissolution, to provide for payment of its liabilities. The Company intends to pay or provide for payment of all known liabilities promptly after approval of the Plan of Liquidation, and, in lieu of retaining amounts from the trust account, to retain the indemnification obligations of the indemnifying persons, who each agreed to certain indemnification obligations at the time of the Company’s IPO, as a provision for any and all claims and obligations against the Company, in accordance with the terms of the indemnification agreements entered into by such persons. The Company believes that the indemnifying persons will adequately satisfy all of the Company’s liabilities.”

Trans-India advises the Staff that it does not intend to deduct amounts from the trust account to reserve for contingencies, but will instead rely on the indemnification obligations of the indemnifying persons. As such, not future payments will be made from the “reserve” as the reserve will not consist of cash.

Trans-India acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

/s/ Cozen O’Connor
Cozen O’Connor